Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act

Zep Inc.

July 26, 2011

Filed via EDGAR

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC  20549

Re:                             Form 10-K for the Year Ended August 31, 2010 filed November 8, 2010
Form 10-Q for the Fiscal Quarter Ended May 31, 2011 filed July 7, 2011
File No. 1-33633

Dear Mr. Decker:

Zep Inc., a Delaware corporation (the “Company”, “we”, “us”, or “our”), is transmitting for filing the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 13, 2011.

For convenience of reference, each comment contained in your July 13, 2011 letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by our corresponding response.

Pursuant to the Commission’s Rule 83, 17 C.F.R. §200.83, the Company requests confidential treatment for selected portions of its responses to Comment Nos. 3, 8. and 10. Specifically, we request that the portions of these Comments that are either marked by [***] or stated as having been omitted from this response and provided under separate cover to the Staff pursuant to Rule 83, be maintained in confidence, not be made part of any public record and not be disclosed to any person who is not an employee of the Commission, because each such portion contains confidential business information, the disclosure of which could have a potential negative effect on the outcome of the matters underlying these disclosures.

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act

In the event that any person who is not an employee of the Commission, including any other government employee, requests an opportunity to inspect or copy this letter, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that the undersigned be notified immediately of such request, so that we may further substantiate this request for confidential treatment under Rule 83. The undersigned may be contacted at the following address and telephone number:

Mark R. Bachmann

Executive Vice President and Chief Financial Officer

1310 Seaboard Industrial Boulevard

Atlanta, Georgia 30318

Telephone number: 404-603-7815

Accordingly, this letter omits or redacts confidential information included in the unredacted version of this letter we delivered via overnight mail to the Commission’s Division of Corporation Finance on July 27, 2011.

Form 10-K for the Year Ended August 31, 2010

General

1.                                       Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, if applicable.

RESPONSE: We have provided, where applicable, the additional disclosures or other revisions in our responses below and will include these revisions and additional disclosures in our future filings, where applicable.

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act

MD&A

General, page 23

2.                                       We note your response to prior comment 2.  In a similar manner to your disclosures regarding customer-related shipping and handling costs, please disclose the amount of other distribution costs included in the selling, distribution, and administrative expenses line item.

RESPONSE:

We will expand this disclosure in our future filings with the Commission by including the following language in both the relevant footnote and MD&A sections of our annual and quarterly reports:

“Zep includes shipping and handling fees billed to customers in Net Sales. Shipping and handling costs associated with inbound freight and freight between manufacturing facilities are generally recorded in Cost of Products Sold, which also includes the cost normally incurred in acquiring and producing inventory for sale, purchasing and receiving costs, and inspection costs. Certain customer-related shipping and handling costs, as well as other distribution costs, are included in Selling, Distribution, and Administrative Expenses. Our gross profit amounts may not be comparable to those of other entities, since some entities may include all of the costs related to their distribution network in their cost of products sold. Customer-related shipping and handling costs included within our Selling, Distribution, and Administrative Expenses costs totaled $36.0 million, $31.5 million, and $38.6 million for the fiscal years ended August 31, 2010, 2009, and 2008, respectively.  Other distribution costs, which primarily consist of the cost of warehousing finished goods inventory, totaled $21.0 million, $22.9 million, and $26.2 million for the fiscal years ended August 31, 2010, 2009, and 2008, respectively.”

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act

Financial Statements

Notes to the Financial Statements

Note 2 - Summary of Significant Accounting Policies

Goodwill and Identifiable Intangible Assets, page 53

3.                                       We note your response to prior comment 5.  Please help us further understand how you arrived at the appropriate amortization periods for the customer relationships intangible assets recorded in connection with your acquisition of Amrep, Inc. and the North American operations of Waterbury Companies, Inc. Please specifically address the following in your explanation:

•                  Please provide us with the historical data as well as a summary of the attrition rate calculations used to arrive at the estimated useful lives of the customer relationships intangible assets.  Please tell us your basis for any significant estimates and assumptions used in the calculations;

•                  The customer attrition rates used in your analysis were determined based on the historical experience of the acquired companies over the prior four-year period.  Please help us understand how you determined that this was a sufficient length of time to use as a basis for this analysis.  Please also tell us what consideration you gave to using your own historical experience with similar customers, if any, over a longer period of time in evaluating the appropriateness of these amortization periods;

•                  The customer relationship intangible assets recorded in connection with your acquisition of the North American operations of Waterbury Companies, Inc. are being amortized over a period ranging from 8 to 22 years.  Please provide us with a breakdown of the total amount of assets recorded by amortization period.  Please also tell us how you arrived at this range of useful lives based on the attrition rates; and

•                  Your response indicates that there is customer attrition every year.  In light of this, it appears that you would attain greater benefit from an acquired customer base in earlier versus later periods after acquisition.  Please tell us what consideration you gave as to when greater benefits would be realized from the acquired customer bases in determining the appropriate accounting for the customer relationships intangible assets.  For example, consideration

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act of this factor could lead to a shorter period of amortization or lead to the use of an accelerated method of amortization.  We also remind you that sales in later periods may be more attributed to your ongoing sales efforts.

RESPONSE:

*** - The Company advises the Staff that it hereby requests confidential treatment of the historical data related to the Company’s attrition rate calculation, which is contained in Exhibit A.1.  As a result, the information contained in Exhibit A.1 has been omitted from this filing and is being provided to the Staff supplementally pursuant to Rule 83.

The Amrep and Waterbury acquisitions resulted in the recognition of approximately $50 million of identifiable intangible customer relationships. We expect to recognize amortization expense of $2.7 million related to these intangible assets during fiscal year 2011.  The fair value of the customer relationships related to the Amrep and Waterbury acquisitions was determined with the assistance of third party valuation professionals in accordance with generally accepted valuation techniques using the excess earnings method under the income approach. This approach presumes that the value of an asset can be estimated by the net economic benefit (i.e., cash flows) to be received over the life of the asset, discounted to present value. The discounting process uses a rate of return that accounts for both the time value of money and investment risk factors. The excess earnings method estimates the overall fair value of an intangible asset by estimating the amount of residual (or excess) cash flows generated by the asset, and discounting those cash flows to the present. The method substantially resembles a “traditional” financial projection for a company, which includes revenues, costs of goods sold, operating expenses and taxes projected for the next several years based on reasonable assumptions. Unlike a traditional financial projection, however, the excess earnings methodology requires the application of contributory asset charges. These charges represent the return on and of all contributory assets, and are applied in order to estimate the “excess” earnings generated by the subject intangible asset. Contributory asset charges typically include payments for the use of working capital, tangible assets and other intangible assets.  After modeling these projections, we calculated the remaining economic useful lives of customer relationships based on the point at which substantially all of projected cash flows are expected to be realized.

In performing these valuations, we compiled and analyzed historical revenues generated by customer relationships acquired from Amrep and Waterbury at a product line level. The revenue applicable to each product line was determined based on an average of that product line’s revenue for Amrep or Waterbury as a percent of total

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act revenue for the appropriate acquiree during a four-year period.  Key inputs in these valuation models were revenue growth rates (generally consistent with U.S. Gross Domestic Product) and customer attrition rates. We derived customer attrition rates based on historical customer experience of the acquired companies over the prior four-year period. The revenue growth rates utilized in the customer relationship analysis are consistent with the historical long-term growth rates of the legacy Zep business. The customer attrition rates were determined utilizing a period-by-period examination of revenue by customer over a four-year period that resulted in the determination of a unique, single constant rate of attrition for each product line.

In evaluating whether a four-year historical horizon was sufficient to conclude on customer attrition rates, we considered the reliability and availability of data, whether the use of such a historical horizon was considered to be reasonable under generally accepted valuation practices, our own experience with similar customers and  the results of our acquisition due diligence efforts. The attrition analysis is dependent upon the level and magnitude of historical customer purchase information that is reliably available. We  believe that the reliability of data diminishes beyond a certain point in time, that obtaining significantly aged data eventually becomes impracticable, and that utilization of four-years of historical experience customer relationship analyses is supported by generally accepted valuation practices. We further considered that the customer attrition analyses could unduly benefit from incorporating longer historical periods.  More specifically, the effect of including a significant amount of pre-recession data that may not be indicative of the current economic environment could mask or smooth recent customer turnover experience. We corroborated the useful life determinations yielded under this approach with experience within our own customer base, which includes relationships that were forged more than 20 years ago.  For example, insofar as we have substantiated, we (or entities we acquired in the 1990’s) have been doing business with retailers such as The Home Depot, True-Value, and Ace Hardware for approximately 30 years.  We considered these relationships when evaluating the useful life conclusions supported by the Amrep and Waterbury customer relationship analyses, and determined that the results of these analyses are consistent with our own experience with like customers. Amrep’s and Waterbury’s customer relationships at the acquisition dates had already existed for a long period of time (certain for more than 25 years). Finally, based on our acquisition due diligence and discussions with the management and sellers of the acquired businesses, there was no evidence to suggest that the customer relationships will not continue for long periods of time.

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act

We analyzed the above-mentioned revenues compiled at a product line level on a per-customer, per-month basis over a duration spanning 48 months in order to derive attrition rates used in the determination of the valuation and related useful lives of the acquired customer relationships.  As a result of these analyses, the customer relationship intangible assets recorded in connection with our acquisition of the North American operations of Waterbury Companies, Inc. are being amortized over a period ranging from 8 to 22 years.

*** - The Company advises the Staff that it hereby requests confidential treatment of the breakdown of Waterbury’s and Amrep’s assets, which is contained in Exhibit A.  As a result, the information contained in Exhibit A has been omitted from this filing and has been provided to the Staff supplementally pursuant to Rule 83.

We acknowledge that customer attrition occurs every year.  Any such attrition was included in the aforementioned expansive data sets that included history at a per-customer, per-month level of detail.  Our conclusions on the useful lives and appropriate amortization methods were reached after considering the guidance provided in ASC 350-30-35-1 through 6. We do not contest that, in theory, some customer relationships may have greater benefit in earlier versus later periods after an acquisition.  However, while the valuation model projections used to value the customer relationships allow us to conclude a reasonable and reliable overall fair value and expected life for the customer relationships, they do not allow for a reliably determinable pattern of economic benefit that could be used to derive an amortization period other than straight-line. The estimated future revenue and cash flow projections used in the valuation analysis include significant assumptions over a long-term time horizon. The estimation of future cash flows over a long-term time horizon does not take into account cyclical business conditions, including changes in market conditions and industry trends, among other considerations. Due to the inherent subjectivity of estimation of future cash flows and the long-term nature of such estimates, we cannot reliably determine the pattern of economic benefit of these assets. We advise the Staff that our internal plans do not contemplate a significant investment in the foreseeable future made necessary in order to maintain the value of acquired customer relationships.

We used the straight-line amortization method for the customer relationship assets because, as ASC 350-30-35-6 states, if the pattern in which an entity consumes the economic benefits of the intangible asset cannot be reliably determined, the straight-line amortization method shall be used. As discussed above, the Company believes

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act that straight-line amortization is appropriate as we are not able to reliably determine the pattern of economic benefits and there was no expectation of significant attrition or growth based on our customer analysis. We analyzed and concluded that the annual differences between straight-line and attrition-based amortization methods were not material (e.g. less than 1% of pre-tax income for fiscal 2011).  We believe our approach to this determination is consistent with requirements set forth by the above-referenced accounting guidance.

Note 3 — Acquisitions, page 58

4.                                       We note your response to prior comment 7.  Please tell us what consideration you gave to providing the remaining disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50 for your acquisition of Amrep, Inc. and the North American operations of Waterbury Companies, Inc.  Your disclosures should include the following:

•                  The amount of acquisition-related costs.  Refer to ASC 805-10-50-2(e) and (f) as well as ASC 805-10-55-41;

•                  The amount recognized as of the acquisition date related to contingent consideration arrangements.  Refer to ASC 805-30-50-1(c)(1); and

•                  The amounts recognized as of the acquisition date for each major class of assets.

RESPONSE:

We have considered the disclosure requirements of ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50, and we respectfully submit that we have made the disclosures required by these accounting citations.

Amount of Acquisition-related costs

We have aggregated and disclosed costs related to acquisitions in a line item captioned “Acquisition Costs” within our Consolidated and Combined Statements of Income on page 46 of our Form 10-K for the three years ended August 31, 2010.  Page 58 of that Form 10-K includes a description of those costs and the location of related expense within our financial statements - “All costs associated with advisory, legal and other due diligence-related services consumed in connection with acquisition-related

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act activity have been expensed as incurred in accordance with purchase accounting rules. These costs are disclosed as Acquisition Costs within our Consolidated and Combined Statements of Income.”  We completed two significant acquisitions between the 2009 and 2010 Form 10-K report dates — Amrep and Waterbury.  The acquisition-related costs related to each acquisition are disclosed in Note 11 on page 79 of our Form 10-K.  We advise the Staff that none of the business combination transactions undertaken by Zep represent the effective settlement of preexisting relationships, and our disclosures are therefore silent as to ASC 805-10-50-2(e)(4)’s requirement to otherwise disclose such a fact.

Contingent Consideration

We have reviewed ASC 805-30-25-5 and understand contingent consideration to include provisions that result in changes to the purchase price consideration as a result of the resolution of contingencies. We understand that an acquirer may promise to deliver cash, additional equity interests or other assets to former owners of an acquired business after the acquisition date if certain specified events occur or conditions are met in the future. These contingencies frequently are based on earnings or instrument price changes over specified periods after the date of the acquisition; however, they might be based on other factors (e.g., components of earnings, product development milestones, cash flow levels or the successful completion of contract negotiations).

Neither the Amrep nor the Waterbury acquisition included contingent consideration by way of an earn-out or other provision contingent upon future events.  A working capital adjustment provision was included in the applicable purchase or merger agreements for both of the acquisitions.  However, because working capital is determined at the acquisition date and, subsequent adjustments are not determined by events occurring in the future or conditions being met after the acquisition date, such arrangements do not represent contingent consideration. As no contingent consideration was included in the Amrep or Waterbury acquisitions, the disclosures required by ASC 805-30-50-1(c)(1) are not applicable.

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act

Disclosure of major asset classes acquired

Our Form 10-K for the three years ended August 31, 2010 includes disclosure of the major classes of assets acquired in the Amrep and Waterbury acquisitions:

Amrep (page 59):

Cash and cash equivalents	$21
Inventory	16,552
Other current assets	10,049
Property, plant and equipment	16,528
Net deferred tax liabilities	(7,928)
Accrued environmental remediation costs	(12,200)
Other liabilities assumed	(13,032)
Total net tangible assets:	$9,990

Identifiable intangible assets
Customer relationships	23,841
Patents and formulations	5,264
Trademarks	2,304
Goodwill	22,112
Total preliminary estimated purchase price allocation	$63,511

Waterbury (page 81):

Cash and cash equivalents	$—
Inventory	6,998
Other current assets	5,500
Property, plant and equipment	1,186
Accounts payable	(3,622)
Other liabilities assumed	(941)
Total net tangible assets:	$9,121

Identifiable intangible assets
Customer relationships	27,050
Patents and formulations	3,700
Trademarks	3,700
Goodwill	22,429
Total preliminary estimated purchase price allocation	$66,000

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act

Disclosure on page 58 of our Form 10-K describes adjustments reflected within Amrep’s tabular purchase price allocation that were made so that the amounts within the tabular presentation reconcile to the estimated purchase price. As we disclosed these adjustments amounts, nature, and affected balance sheet accounts, we believe a reader would be able to derive the acquisition date purchase price allocation from the information already provided. No such adjustments were necessary regarding the Waterbury purchase price allocation.

Note 8 - Commitments and Contingencies, page 70

5.                                       We note your response to prior comments 9 and 10.  Please address the following:

•                  We encourage you to use the terminology in ASC 450 in your disclosures of contingencies.  As previously requested, please refer to the amount accrued rather than the amount reserved.  Refer to ASC 450-20-50-1;

•                  For the matter at Seaboard Industrial Boulevard, you determined that you could expend an amount ranging up to $10.0 million.  In a similar manner for the matter at the Amrep Marietta site, you determined that you could expend an amount ranging up to $18.0 million.  Please revise your disclosure to clarify, if true, that these amounts represent the total loss which is reasonably possible; and

•                  In regards to the litigation regarding the compliance with the California Labor Code, you decided to attempt to reduce your potential exposure to the claims asserted by the lawsuit by developing new employment policies for the employees who are members of the putative class and by offering settlements to the members of the putative class who are currently employed by the company.  In light of these developments in the third quarter of 2011, please help us better understand why you would not be able to estimate the amount of loss that is probable or the amount or range of reasonably possible losses.

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act

RESPONSE:

General

We will revise our disclosures in future filings to describe estimated liabilities recorded in connection with legal and environmental matters as accruals rather than reserves as required by ASC 450-20-50-1.  For example, we will revise the following disclosure from page 71 in our future filings as follows:

“Zep establishes accruals for legal claims when the costs associated with the claims…”

Environmental Matters

We acknowledge that the ranges provided in connection with the Seaboard and Marietta liabilities do represent amounts of total loss that are reasonably possible of occurrence.  Accordingly, we will revise our disclosures as follows:

“While over approximately the next twenty years it is reasonably possible that the total losses incurred by Zep in connection with this matter could range up to $10.0 million, management’s best estimate of remediation costs continues to be $5.0 million.”

“While over approximately the next twenty years it is reasonably possible that the total losses incurred by Zep in connection with this matter could range up to $18.0 million, management’s best estimate of remaining remediation costs continues to be $11.7 million.”

Britto and Cowan v. Zep Inc. and Acuity Specialty Products, Inc.

In response to the Staff’s comment regarding this litigation, we advise the Staff that we are unable to estimate an amount or range of additional losses that are reasonably possible for the following reasons:

1.             Our adoption of revised employment practices for our California employees was intended to eliminate any possible additional damages with respect to the alleged deficiencies in our former employment practices.  The adoption of revised employment practices had no bearing on the amount of the alleged damages related to our former employment practices for our California sales representatives.

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act

2.             We settled with certain members of the putative class in an effort to reduce our litigation expenses by reducing the number of members in the putative class.    The amount we offered in settlement does not represent, in our opinion, a floor amount with respect to our liability to the members of the putative class who did not accept our settlement offers or to whom we did not make settlement offers.  We do not believe that it is possible to draw a conclusion regarding the amount or range of reasonably possible losses from the settlement offers because of differences in the circumstances of the members of the putative class.

3.             The amount of damages that could be assessed against us will depend on whether or not the putative class is certified by the court.  If the class is not certified, the suit will proceed based on the claims of the two named individual plaintiffs.  Although we currently have no basis for estimating the amount of their claims, we believe these claims will be, in the aggregate, substantially less than the aggregate claims of all members of the putative class.  As noted in our disclosure, we believe we have substantial factual and legal defenses to the lawsuit, including with respect to the eligibility of the putative class for certification.  Therefore, we cannot determine whether the class will or will not be certified; and, we cannot determine whether the aggregate amount of the claims will be the presumably relatively small amount that would be asserted by the two individual plaintiffs or the presumably relatively larger amount that would be asserted by the all members of the putative class.  Moreover, we believe that we have substantial defenses to liability for the claims asserted, which we intend to assert whether or not the class is certified.

4.             The plaintiffs allege that they are entitled to reimbursement of their business expenses and for compensation for amounts they allege were illegally deducted from their wages.  With respect to the reimbursement claim, we are unable to estimate the amount or range of reasonably possible losses because we have little to no knowledge of the amounts of business expenses that members of the putative class allegedly incurred during the relevant claims period.  We lack this knowledge because most members of the putative class have never been required to submit expense reports for the expenses that are the subject of this element of their claim.  Each plaintiff who remains in the class will be required to prove his or her business expenses for the claims period.  We believe that the reasonableness, necessity, amount and ability to prove any alleged expenses will vary widely amongst the putative class members.  Furthermore, as stated above, we believe we have substantial defenses to liability for this claim, and therefore believe that the incurrence of additional liability with regard to such is not estimable.

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act

5.             With respect to the claim for illegal deductions, the situation is similar.  Whether deductions were voluntarily or unnecessarily incurred and the amount of such deductions will vary widely among the members of the putative class.  Based on the vague allegations made to date, we currently cannot determine the alleged deductions at issue.  By reviewing commission statements and other Company records, we are able to gain some information about the alleged illegal deductions.  However, we would have to make many assumptions to formulate an estimate of the range of possible losses that we might incur with respect to this element of the claim.  We currently have no basis for determining which assumptions are warranted and which are not.

For these reasons, we advise the Staff that we are unable to estimate an amount or range of additional losses that are reasonably possible.

Form 10-Q for the Fiscal Quarter Ended May 31, 2011

General

6.                                       Please address the above comments in your interim filings as well, as applicable.

RESPONSE:  We will incorporate the above responses in its interim filings, as applicable.

Note 1.  Description of Business and Basis of Presentation Basis of Presentation, page 6

7.                                       During the third quarter of fiscal year 2011, you recorded an out-of-period adjustment to correct the improper accrual of certain compensation-related expenses that accumulated ratably over a three-year period.  Please address the following:

•                  Please tell us the nature of the correction, including your accounting before and after the correction;

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act

•                  Please provide us with a summary of the correction, which clearly shows each period that was impacted by the correction, the amounts previously reported for each period, the adjustment amounts for each period, and the revised amounts for each period;

•                  Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N;

•                  Please tell us what consideration you gave as to whether an Item 4.02 Form 8-K should be filed; and

•                  Please tell us what impact these errors had on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting.

RESPONSE:

*** - The Company advises the Staff that it hereby requests confidential treatment of the materiality assessment, which is contained in Exhibit B.  As a result, the information contained in Exhibit B has been omitted from this filing and has been provided to the Staff supplementally pursuant to Rule 83.

In April 2011, we determined that certain employees were improperly classified within our payroll management systems.  As of February 28, 2011, improperly accumulated balances resulted in an overaccrual of $1,250,299.  Upon identifying the overaccrual, management reviewed the remainder of its compensatory accruals.  Management determined that, as of February 28, 2011, this error was confined to employees serving one geographic region in the United States, and that the remainder of its compensatory accruals were properly stated.  In addition, management determined that no employees were improperly compensated as a result of the error.

SAB Topic 1.M. states that management should undertake both a quantitative and qualitative assessment of materiality when evaluating materiality of an error.  We conducted a comprehensive quantitative and qualitative analysis pursuant relevant authoritative guidance.  The quantitative analysis included consideration of the impact of other unrecorded errors during the periods under evaluation which partially offset the $1.3 million overaccrual.  In summary, we concluded that the impact of this error was not quantitatively material when viewed against our results of operations or financial position.

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act

Further, management considered the following qualitative information when evaluating materiality:

1)             The error did not result from fraud, irregularities or illegal acts.

2)             The majority of the error occurred at one branch among a total possible 40 branch “locations”. Therefore, the nature of deficiency was isolated and was not pervasive throughout the Company.

3)             The error did not significantly affect any of the key measures or ratios of our business (such as gross margin, net income, cash flow from operations, or operating working capital) and did not affect our compliance with debt covenants.

4)             The error did not mask a change in our earnings or other trends.  More specifically, given both its immaterial nature and its direction, the error did not hide a failure to meet analysts’ consensus expectations.

5)             Management does not believe an earlier discovery/correction of this error would have materially affected bonus expense associated with nor the ultimate payout administered under our management bonus program.

Management concluded that neither the balance sheet nor the income statement contained a material misstatement in any current- or prior-presented annual period as a result of this error.  We corrected the error in the period it was discovered and provided the following disclosure regarding the adjustment in our recently filed Form 10-Q as required by ASC 250-10-45-27: “This adjustment corrected the improper accrual of certain compensation-related expenses that accumulated ratably over a three-year period. The adjustment reduced Selling, Distribution and Administrative Expenses and Accrued compensation in the third quarter of fiscal year 2011 by approximately $1.3 million.”

Management believes that control deficiencies which require current period footnote disclosure within its public filings (but that fall short of separate financial statement line item or restatement treatment) are significant.  The existence of this error is a result of a significant deficiency in control design that, while present in the interim, will be remediated prior to the August 31, 2011 control assessment date. Although we have identified an interim significant deficiency in control design, based on the previously described conclusion that the error was — in all periods —

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act immaterial when viewed against our results of operations and financial position, management concluded that the discovery of the error has not materially affected the Company’s internal control over financial reporting including disclosure controls.

We understand that a Form 8-K filing pursuant to Item 4.02 is triggered when either:

a)              The Company’s board of directors, a committee of the board of directors, or an authorized officer or officers if board action is not required, concludes that any of the Company’s previously issued financial statements covering one or more years or interim periods no longer should be relied upon.

-or-

b)             The Company is advised by, or receives notice from, its independent accountant that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review related to previously issued financial statements.

We affirm that no such conclusions were reached by our Board, committees thereto, or members of management.  We also affirm that we received no such advice or notice from our independent registered public accounting firm.  Therefore, we concluded that a filing pursuant to Item 4.02 was not necessary.

Note 2.  Acquisitions

Waterbury Companies, Inc., page 7

8.                                       We note your response to prior comment 12.  Please provide us with the computations used in your significance tests.  In doing so, please also tell us how you considered any contingent consideration associated with this acquisition in your computations.

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act

RESPONSE:

Please note that, per our response to Comment 4, the purchase of Waterbury did not include contingent consideration.

*** - The Company advises the Staff that it hereby requests confidential treatment of the income and asset significance tests, which are contained in Exhibit C.  As a result, those portions of the significance test, which are contained in Exhibit C, have been omitted from this filing and have been provided to the Staff supplementally pursuant to Rule 83.

Exhibit C - Waterbury Purchase Significance Test

Investment Test

Waterbury Purchase Price	$66,147
- divided by -
Zep Total Assets as of August 31, 2010	$342,848
19.3%

9.                                       You acquired legal title to certain of the equipment used by Waterbury Companies, Inc. to manufacture products for you on the Waterbury Closing Date.  However, as of May 31, 2011, you have not yet taken physical possession of the majority of these assets.  Please tell us the facts and circumstances that have caused you not to take physical possession of the majority of these assets given that the acquisition took place in September 2010.  Please tell us when you anticipate taking physical possession of these assets.  Please also tell us the amount of these assets based on your preliminary purchase price allocation.

RESPONSE:

Within each of our Form 10-Q’s filed during fiscal year 2011 and subsequent to the Waterbury closing date of September 2, 2010, we disclosed that, along with certain other portions of Waterbury’s business, we did not acquire Waterbury’s manufacturing facility. That facility has and will continue to operate separate from us.  As we neither acquired Waterbury’s manufacturing facility nor had immediate means to produce inventory necessary to meet demand generated by acquired customers relationships, Waterbury entered into a transition services agreement with us pursuant to which it

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act continued to make products for us until we completed the transfer of related manufacturing operations to our own facilities. Throughout this fiscal year, we disclosed our expectation that we would complete this transfer during the fourth quarter of fiscal year 2011.  We and Waterbury will in fact complete the transfer of manufacturing operations and assets supporting those operations during the three months ended August 31, 2011, which is consistent with disclosures made throughout the year.

Throughout the year, we also disclosed that included in the Waterbury purchase was the acquisition of legal title to certain of the equipment used by Waterbury to manufacture products for us. However, we could not take physical possession of this equipment while it was in operation at a third-party facility and producing inventory 1) on our behalf under the prior disclosed and filed transition services agreement, and 2) for the portion of the Waterbury business not purchased by us. As a third-party operated this equipment at that third-party’s manufacturing facility during the transition period, finalization of our inspection of the equipment’s condition, including a review of maintenance history and practices, which will determine its value, has not been practicable.  Such inspection and concurrent valuation measurement will occur during the three months ending August 31, 2011.

The preliminary value assigned to this equipment is $1.1 million, which represents an immaterial portion of our property, plant, and equipment. As of May 31, 2011 our property, plant, and equipment totaled more than $160 million. We do not anticipate a material adjustment to result from this exercise.

MD&A

Liquidity and Capital Resources, page 14

10.                                 We note your response to prior comment 13.  Please further expand your disclosures to discuss significant changes in your actual and expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources.

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act

RESPONSE:

Within MD&A’s Liquidity and Capital Resources section of our Form 10-Q’s we describe our three principal sources of near-term liquidity as “(1) existing cash and cash equivalents; (2) cash generated by operations; and (3) available borrowing capacity under our 2010 Credit Facility, which, net of scheduled term loan repayments…”  In that section of our Form 10-Q, we disclose the amount remaining of borrowing capacity under the 2010 Credit Facility in light of current indebtedness. Further, our disclosures state: “In addition, subject to market conditions, we may also access our effective shelf registration. The shelf registration provides for the issuance of up to an aggregate of $200 million of equity, debt, and certain other types of securities through one or more future offerings. The net proceeds from the sale of any securities registered thereunder may be used for general corporate purposes, which may include funding capital expenditures, pursuing growth initiatives, whether through acquisitions, joint ventures or otherwise, repaying or refinancing indebtedness or other obligations, and financing working capital.”  We know of no other actual or anticipated sources of liquidity other than those already disclosed within our financial filings.

We acknowledge the Staff’s request for enhanced disclosure of our uses of cash.  We periodically use available cash to reduce outstanding debt.  While we typically transact these repayments at the close of each quarterly period, the timing of debt repayment may vary depending upon funding requirements of near-term transactions.  Given this interrelation between cash and debt balances, we believe additional disclosure involving the fluctuation of cash balances should include a discussion of changes in our debt, net of cash — or “net debt” — position.

An example of the enhanced disclosure we propose to include in the Liquidity and Capital Resources section of MD&A is as follows:

Net debt, which is defined as Current maturities of long-term debt plus Long-term debt, less current maturities minus Cash and cash equivalents, as of the end of the third quarter fiscal 2011 was $133.8 million; an increase of $50.8 million compared to the third quarter fiscal 2010.  The increase in net debt primarily reflects the increased borrowings required to fund the Waterbury and Niagara acquisitions ($76.1 million), capital expenditures during the previous twelve months ($7.6 million), and dividend payments during the previous twelve months ($3.5 million), partially offset by cash

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act flows provided by operating activities of $30.6 million.  Additional cash inflows during the past twelve months include proceeds from the sale of the Boston facility and our incentive-based equity award programs.

Immediately following the Liquidity and Capital Resources section of MD&A are sections captioned Cash Flow and Results of Operations where a discussion of the changes in the amounts composing our operating and investing activities have historically and will continue to be provided.  Should the anticipated sources of and uses for cash change significantly, we will amend our disclosures accordingly.

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (404) 603-7815.

Sincerely,

/s/ Mark R. Bachmann

Mark R. Bachmann
Executive Vice President and Chief Financial Officer

cc: Ms. Nudrat Salik, Staff Accountant, United States Securities and Exchange Commission
Mr. John K. Morgan, Zep Inc. Chairman, President and Chief Executive Officer
Mr. Philip A. Theodore, Zep Inc. Vice President, General Counsel and Corporate Secretary
Mr. Beau B. Bradley, Ernst & Young LLP
Mr. Christopher Green, Hunton & Williams LLP

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act

Exhibit A

The Company has requested confidential treatment pursuant to Rule 83 for information contained in Exhibit A.  As a result, the information contained in Exhibit A has been omitted from this filing and has been provided to the Staff supplementally pursuant to Rule 83.

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act

Exhibit A.1

The Company has requested confidential treatment pursuant to Rule 83 for information contained in Exhibit A.1.  As a result, the information contained in Exhibit A.1 has been omitted from this filing and has been provided to the Staff supplementally pursuant to Rule 83.

Confidential Treatment Requested by Zep Inc.

Confidential Treatment Requested by Zep Inc. Pursuant to Rule 83 under the Freedom of Information Act

Exhibit B

The Company has requested confidential treatment pursuant to Rule 83 for information contained in Exhibit B.  As a result, the information contained in Exhibit B has been omitted from this filing and has been provided to the Staff supplementally pursuant to Rule 83.

Confidential Treatment Requested by Zep Inc.